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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. -1-)*


(Name of Issuer) Amarillo Mesquite Grill, Inc. [formerly Maverick Restaurant Corporation]

(Title of Class of Securities) Common Stock

(CUSIP Number) 023014 10 3 [formerly 577905 10 2]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) Thomas R. Devlin, P. O. Box 782170, Wichita, KS 67278-2170;
(316) 634-1800

(Date of Event which Requires Filing of this Statement) September 23, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. NOT APPLICABLE


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Item 1.  Security and Issuer

         A.       Name and Address of Issuer:      Amarillo Mesquite Grill, Inc.
                                                   302 N. Rock Road, Suite 200
                                                   Wichita, Kansas 67206

         B.       Title and Class of Securities:   Common Stock

Item 2.  Identity and Background

         A.       Name of Person Filing:           Thomas R. Devlin

         B.       State of Incorporation:          NOT APPLICABLE

         C.       Address:                         P. O. Box 782170
                                                   Wichita, Kansas 67278-2170

         D.       Convicted in Criminal Proceeding (if so, give details)  NONE

         E. Subject to injunction enjoining future violations of the Securities laws (if so, give details) NONE

Item 3. Source and Amount of Funds or Other Consideration: Personal Funds - $200,000

Item 4.  Purpose of Transaction: Financial Investment

Item 5.  Interest in Securities of the Issuer:

         A.       Amount Beneficially Owned: 533,525 Shares

         B.       Percent of Class: 6.4271%

         C.       Number of Shares to which such person has:

                  (i)      Sole power to vote or to direct the vote: 533,525
                           Shares
                  (ii)     Shared power to vote or to direct the vote: NONE
                  (iii) Sole power to dispose or to direct the disposition of: 533,525 However, the stock may not be sold, assigned, or transferred without the approval of the Company.
                  (iv) Shared power to dispose or to direct the disposition of: NONE
                  (v) Description of any transactions effected during past 60 days: On September 23, 1999, purchased 172,414 shares in addition to his previous holding of 361,111 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: The common stock purchased has not been registered with the Securities and


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         Exchange Commission and may not be sold, assigned or transferred without the approval of the Company and a stop order has been placed upon its transfer subject to compliance with the applicable securities laws.

Item 7. Material to be Filed as Exhibits: Copy of stock certificates containing restrictive legend to be filed by Amendment.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

                             Dated: October 7, 1999

                             /s/ THOMAS R. DEVLIN
                             ----------------------------
                             Thomas R. Devlin









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